Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts” in the Annual Information Form of Agnico Eagle Mines Limited for the year ended December 31, 2021, which is included in this Annual Report on Form 40-F. We also consent to the incorporation by reference in the following Registration Statements:

•	Form F-10 (registration no. 333-234778);
•	Form F-3D (registration no. 333-249203); and
•	Form S-8 (registration nos. 333-130339 and 333-152004)

of Agnico Eagle Mines Limited, and to the use in this Annual Report on Form 40-F, of our reports dated March 24, 2022 with respect to the consolidated balance sheets as of December 31, 2021 and 2020, and the consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited as of December 31, 2021 included in this Annual Report on Form 40-F.

Toronto, Canada
March 24, 2022
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants